ELLENOFF GROSSMAN & SCHOLE LLP

370 Lexington Avenue

New York, New York 10017

(212) 370-1300

(212) 370-7889 facsimile

                    March 15, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attn:                    John Reynolds
Assistant Director

Re:       HD Partners Acquisition Corporation
Amendment No.2 to Registration Statement on Form S-1
File No. 333-130531
Amendment Filed February 22, 2006

Ladies and Gentlemen:

On behalf of HD Partners Acquisition Corporation (the “Company”), we are electronically transmitting hereunder our proposed responses to comment numbers 5 and 8 as set forth in a letter from John Reynolds, Assistant Director, addressed to Bruce Lederman, Executive Vice President, Secretary and Director of the Company, dated March 7, 2006.

          In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Risk Factors, page 11

5.                                      We reissue prior comment three from our letter dated January 24, 2006. We continue to note the disclosure that your officers and directors are currently affiliated with entities engaged in business activities similar to those intended to be conducted by HD Partners. Name these companies. Also, disclose those circumstances that may result in the company seeking a business combination with an affiliated entity. Clarify, given management’s detailed knowledge of its affiliated companies, how you reached the determination that “our existing stockholders are not currently aware of any specific opportunities to consummate a business combination with any entities with which they are affiliated.”

Response: In response to the staff’s comment, we have added the following language before the sentence beginning “Our existing stockholders are not…”, on page 16 of the prospectus: Certain members of our management are affiliated with the following entities: Thomson S.A., SanDisk Corp., XM Satellite Radio Holdings Inc, MDU Communications, Inc. and Industrial Equity Capital, LLC.  In the event any of these affiliated entities determines to sell assets, spin-off a business division or otherwise divest itself of business interests in the media, entertainment or telecommunications industries, we may pursue such opportunities as our management becomes aware of them.

Additionally, as currently stated in the prospectus, the Company’s officers and directors have confirmed to us that they are not currently aware of any specific opportunities to consummate a business combination with any entities with which they are affiliated.  This risk factor disclosure has been included in the prospectus to inform prospective investors that since certain members of management are affiliated with other entities in the media, entertainment or telecommunications industries, there may be instances in the future where conflicts of interest could arise if a business combination were proposed between the Company and any one of such affiliates.

Proposed Business, page 35

8.                                      We note that in response to our prior comment 4 you have added disclosure on page 37 indicating that management has reviewed publicly available information concerning its target industry. Please advise us of the nature and specificity of the information reviewed. In this respect we are particularly interested in whether this review process has focused management’s attention on a particular category of companies - either by industry, size, geography, etc.

Response: In response to the staff’s comment, please note that each of our members of management have been involved in the media, entertainment and telecommunications industries for a majority of their professional careers, if not their entire careers.  In connection therewith, our management, as they have done in the past, frequently review newspaper articles and trade publications, and attend conferences and trade shows, which relate to the media, entertainment and telecommunications industries.

The information that management has reviewed is not of a specific nature nor is it related to any isolated or individual business opportunity and such review has, in fact, been general to the overall media, entertainment and telecommunications industries.  This review process has not focused management’s attention on a particular category of companies — either by industry, size, geography, etc., other than as disclosed in the prospectus.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Jody R. Samuels

Jody R. Samuels

cc:                       Mr. Bruce Lederman,
HD Partners Acquisition Corporation